March 9, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

Re:	Iterum Therapeutics Ltd.
Draft Registration Statement on Form S-1
Submitted February 2, 2018
CIK No. 0001659323

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Iterum Therapeutics Limited (“Iterum” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	Please clarify the meaning of any scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by “gram-negative thiopenem” and “carbapenems.” Please also expand your discussion of minimum inhibitory concentration on page 92 to clarify what you mean that “90% of the isolates are inhibited.”

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 73, 85, and 94 in the DRS Amendment No. 1 to clarify the meaning of scientific and technical terms the first time they are used.

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March 9, 2018

Page Two

Our Solution: Sulopenem Program, page 2

2.	We note your disclosure that adverse event data from Phase 1 and Phase 2 clinical trials provides reassurance for the overall safety profile of sulopenem, similar to that of marketed carbapenams. We also note your statement on page 83 that such clinical trials provided evidence to support sulopenem’s safety and efficacy. Please revise your disclosure here and throughout your prospectus, e.g., on pages 97 and 100, to remove any conclusions regarding the safety or efficacy of your product candidates as these determinations are solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies, and which are continually assessed during all phases of clinical trials. We will not object to statements that the product candidate was well tolerated, that trial participants experienced no serious adverse events, etc. With respect to statements that your clinical trials provide evidence to support efficacy, you may present a balanced summary of the data from the clinical trials but not your conclusions that the data support a determination of efficacy. Similarly, revise your discussion of your preclinical trials on page 93 to describe the endpoints in terms of the objective data points.

Response: We respectfully advise the Staff that we have not drawn any conclusions from the Japanese data in lieu of FDA approval and have carefully stated that the data collected, which concerns both safety and efficacy, was sufficiently reassuring to Iterum (and Pfizer) to continue drug development into definitive Phase 3 studies and further FDA review. The impact of the Japanese data on the Company’s decision to acquire the sulopenem program and continue the development of oral sulopenem and sulopenem is important information to provide potential investors. In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 85, 95, 99, and 102 in the DRS Amendment No. 1 regarding sulopenem’s safety and efficacy.

3.	Please balance your summary of the composition of matter patent that you have exclusively licensed from Pfizer Inc. by disclosing that none of the licensed patents cover the intravenous formulation of sulopenem.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 86 of the DRS Amendment No. 1.

Emerging Growth Company Status, page 4

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided

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March 9, 2018

Page Three

potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance of Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, with copies of this slide presentation.

Use of Proceeds, page 66

5.	It appears from your disclosure that the proceeds from the offering will not be sufficient to complete all of your specified uses. Please disclose how far in the development you expect to achieve with the proceeds of this offering and identify the sources of other funds needed to complete development of oral sulopenem and sulopenem through commercialization and establishment of your manufacturing facility. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the DRS Amendment No. 1.

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation , page 77

6.	Please disclose your equity issuances and related common stock valuations during the period presented. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the DRS Amendment No. 1. The Company respectfully advises the Staff that once an estimated offering price has been determined, it will provide to the Staff an analysis explaining the reasons for the difference between recent valuations of its Ordinary Shares leading up to the Company’s proposed initial public offering and the estimated offering price.

Limited Treatment Options, page 87

7.	Please describe the significant safety and tolerability concerns. Similarly, describe the risk of serious side effects caused by fluroquinolones on page 88.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 90 of the DRS Amendment No. 1.

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March 9, 2018

Page Four

Potential Advantages of Oral Sulopenem and Sulopenem, page 89

8.	Please revise the discussion of the “Promising safety and tolerability profile” on page 90 to include the adverse event data collected as part of the Japanese Phase 2 development program, including an identification of all serious adverse events.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the DRS Amendment No. 1.

Oral Sulopenem and Sulopenem Clinical Development Program, page 91

9.	The table at the top of page 93 is difficult to understand. Please explain the following:

•	The meaning of “N,” if N is the number of bacterial samples please clarify whether each of the product or product candidates were tested using the same sample size.

•	Explain the meaning of percentage susceptible, is this a measure of how reactive the tested organism was to the antibiotics?

•	Explain why certain data is highlighted in the table, such as the %S for Ciproflaxin in E.coli.

Additionally, please clarify that ertapenem and meropenem are products that are currently commercially available and the results of your preclinical data demonstrate that these products achieved similar results at lower doses than sulopenem.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the DRS Amendment No. 1.

10.	The table on the bottom of page 93 identifies phase I clinical trials performed using 17 different protocols. However, it appears that the discussion following the table discusses the results from five of these trials. Please explain why you have not provided data from the other trials.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96 and 98. The Company advises the Staff that six of the protocols are using IV sulopenem. The pharmacokinetic parameters of half-life and clearance are similar among each regimen in each study. While the total amount of drug in the plasma varies depending on how much is delivered, the AUC and Cmax are proportional to the amount delivered. Eleven protocols use an oral prodrug, sulopenem etzadroxil and one protocol uses both IV sulopenem and sulopenem etzadroxil. These protocols employed either single or multidose studies of various doses designed to study each dose’s pharmacokinetic parameters. As with the IV product, AUC and Cmax are generally dose proportional and the concomitant use of probenecid increases the plasma exposure of sulopenem with any dose with which it was

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March 9, 2018

Page Five

studied, as expected. The new table on page 98 uses one of the study designs, a single dose cross-over design, which is most relevant because it is the actual dose that will be used on the phase 3 clinical program. Pharmacokinetic results from that study are representative of the findings in the other trials.

11.	For each clinical trial performed, disclose all serious side effects experienced by participants who received your product candidates, including clinical trials performed by Pfizer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the DRS Amendment No. 1.

Mean Pharmacokinetic Characteristics of Sulopenem in Humans, page 96

12.	Please include a legend to each of the charts on pages 95 and 96 that includes explanatory disclosure necessary for a reader to understand the terms used therein. Your revised discussion should explain the column headings for each table and what the data presented indicates.

Response: In response to the Staff’s comment, the Company has revised the tables on pages 97 and 98 of the DRS Amendment No. 1.

Phase 2 Clinical Trials conducted by Pfizer in Japan, 1991-1993, page 97

13.	Please explain the meaning of “ITT” and revise your tables on page 98 and 99 to replace the terms “success” and “failure” with the measurable endpoints used to determine whether the results were or were not successful. Additionally, explain how to interpret the numbers presented in the tables.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the DRS Amendment No. 1. The Company respectfully advises the Staff that the response of “success” and “failure” provided in these tables is the investigator’s overall assessment of outcome, not the Company’s assessment. The determination of success or failure is reflective of the physician’s assessment of the patient’s clinical status, but it does not rely on one specific clinical variable.

Planned Phase 3 Clinical Trial, page 99

14.	We note your disclosure that the comparative agents are presented in the table on page 100. Please revise your table to ensure that all information presented in the table is legible. Additionally, explain how you will determine whether treatment has resulted in a cure. For example, is cure defined as the absence of symptoms, the absence of certain bacteria or a reduction in certain bacteria. If a reduction in bacteria constitutes a cure, please quantify the reduction that would be considered a cure for purposes of the trial.

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March 9, 2018

Page Six

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the DRS Amendment No. 1.

Pfizer License Agreement, page 101

15.	Please expand your discussion to quantify the value of the Series A preferred shares issued to Pfizer at the time of the issuance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the DRS Amendment No. 1.

General

16.	Please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example, in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and will provide copies of any graphical materials or artwork to the Staff under separate cover with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses.

Please contact me at (858) 550-6420 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Charles S. Kim
Charles S. Kim

cc:	Corey Fishman, Iterum Therapeutics Limited

Michael Dunne, Iterum Therapeutics Limited

Judith Matthews, Iterum Therapeutics Limited

Alan Hambelton, Cooley LLP

Sophia Hudson, Davis Polk & Wardwell LLP

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